EXHIBIT 3.1

AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

Article FOURTH of the Restated Certificate of Incorporation of the Company, as in effect immediately prior to the effective time of the Merger, was amended so that the Article FOURTH thereof reads in its entirety as follows:

“The total number of shares of capital stock that the Corporation is authorized to issue is 1,000 shares of Common Stock, $0.01 par value.”